UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

August 11, 2005

Ad-hoc-announcement of Deutsche Telekom AG

Deutsche Telekom generates EBITDA of more than EUR 10 billion in the first half of 2005

•         Revenue increased by 3.0 percent to EUR 29.1 billion in the first half of the year

•         Strong revenue growth in mobile communications; 7.9 percent growth compared with prior year to EUR 13.9 billion

•         Excellence Program taking effect: Broadband/Fixed Network slows loss of market share for call minutes; margins in mobile communications increase

•         Group’s adjusted EBITDA improves by 5.7 percent year-on-year to EUR 10.1 billion

•         Free cash flow before dividend payments positive despite increased investments

•         Net debt reduced from EUR 47.1 billion in the first half of 2004 to EUR 44.5 billion; increase of EUR 1.9 billion compared with the first quarter of 2005 due to dividend payments

Group Deutsche Telekom (According to IFRS, comparatives restated)

millions of €	Q2 2005	Q2 2004	Change %	HY 2005	HY 2004	Change %	FY 2004

Net revenue	14,748	14,377	2.6	29,124	28,267	3.0	57,360
- Domestic	8,522	8,675	(1.8)	17,121	17,186	(0.4)	34,748
- International	6,226	5,702	9.2	12,003	11,081	8.3	22,612
Profit before income taxes	1,827	588	n.a.	3,446	1,780	93.6	3,518
Adjusted profit before income taxes	1,833	1,774	3.3	3,451	3,035	13.7	6,225
Net profit	943	577	63.4	1,953	1,209	61.5	1,564
EBITDA adjusted for special factors	5,225	4,923	6.1	10,143	9,598	5.7	19,617
EBITDA	5,219	4,998	4.4	10,117	9,604	5.3	19,389
Net cash from operating activities	3,639	2,900	25.5	5,815	7,204	(19.3)	16,720
Free cash flow before dividend payments	1,815	1,324	37.1	900	4,276	(79.0)	10,310
Investments in property, plant and equipment, and intangible assets (excluding goodwill)	1,824	1,576	(15.7)	4,915	2,928	67.9	6,410
Net debt at balance sheet date				44,533	47,067	(5.4)	39,543
Number of employees at balance sheet date				244,277	247,830	(1.4)	244,645

Deutsche Telekom increased its profitability further in the first half of 2005. While the net revenue of the Group increased by 3.0 percent year-on-year to EUR 29.1 billion in the first half of 2005, adjusted EBITDA improved by 5.7 percent to EUR 10.1 billion, taking adjusted EBITDA at the end of the half-year past the EUR 10 billion mark for the first time. Revenue in the first half of 2004 amounted to EUR 28.3 billion and adjusted EBITDA to EUR 9.6 billion. Adjusted EBITDA in the Mobile Communications strategic business area increased by 16.2 percent year-on-year, thus making a significant contribution to boosting the Group’s profitability.

Profit before income taxes almost doubled from EUR 1.8 billion in the first half of 2004 to EUR 3.4 billion, and tripled from EUR 0.6 billion to EUR 1.8 billion in a year-on-year comparison of the second quarters.

This positive development reflects the improvement in net financial Expense in particular and the non-recurrence of the impairment of mobile communications licenses in the United States, which had had a negative effect of EUR 1.4 billion on profit before income taxes in the first half of 2004. Net profit improved by 61.5 percent year-on-year from EUR 1.2 billion to EUR 2.0 billion. Adjusted for special factors, net profit increased by 2.0 percent to almost EUR 2 billion in the first half of the year.

The growth in the net revenue of the Group was driven by the positive development of the Mobile Communications business area in particular. Net revenue from mobile communications increased by 9.4 percent year-on-year in the first half of 2005. Besides the first-time consolidation of T-Mobile Slovensko, this development was attributable in particular to continued growth in customer numbers at T-Mobile USA.

In the second quarter T-Mobile USA added a net of 972,000 customers. T-Mobile Germany attracted 623,000 new customers in the second quarter. In the second quarter of 2005 alone, the T-Mobile group gained 1.9 million net additions.

Net revenue in the Broadband/Fixed Network strategic business area, by contrast, decreased by 2.6 percent. Revenue from Business Customers stabilized. The proportion of revenue generated outside Germany increased further: Deutsche Telekom generated 41.2 percent of its revenues abroad in the first half of 2005, compared with 39.2 percent in the first half of 2004. Net revenue generated outside Germany increased from EUR 11.1 billion to EUR 12.0 billion; domestic revenue remained almost stable at EUR 17.2 billion compared with EUR 17.1 billion in the prior-year period.

Total revenue in the Broadband/Fixed Network business area decreased by 4.5 percent in the first half of the year to EUR 13.1 billion mainly as a result of falling call revenues and lower revenues from business with other Group units. The losses of market share were reduced by the newly introduced rates, but the overall increase in substitution by mobile communications and price effects resulting from the higher number of calling plans, which contribute to customer retention, had a negative impact on revenue. This decline in revenues was partly compensated by growing revenues from broadband lines. Around 6.7 million DSL lines were in operation in T-Com’s network in Germany at the end of June 2005; that represents an increase of 367,000 within three months.

The increase of EUR 545 million or 5.7 percent in the Group’s adjusted EBITDA to EUR 10.1 billion in the first half of the year was primarily attributable to positive developments in mobile communications and at Group Headquarters & Shared Services. EBITDA from mobile communications improved thanks to the focus on generating high-margin revenues and rising customer numbers. The “Save for Growth” program implemented as part of the Group-wide Excellence Program is now producing initial results. The EBITDA margin in Germany in the first quarter of the year was around 40 percent, for example, which increased to 42.5 percent in the second quarter. The reduced number of personnel at Vivento led to higher EBITDA at Group Headquarters & Shared Services in the second quarter. thus compensating for the year-on-year decrease in EBITDA of 5.6 percent at Broadband/Fixed Network. As a result, the Group’s adjusted EBITDA improved by 6.1 percent in the second quarter from EUR 4.9 billion to EUR 5.2 billion.

Free cash flow before dividend payments increased by around EUR 500 million year-on-year in the second quarter of 2005 to EUR 1.8 billion. This is primarily the result of higher cash generated from operations and reduced interest payments. In a year-on-year comparison of the first half year, free cash flow decreased by EUR 3.4 billion to EUR 0.9 billion. This development is attributable to tax payments amounting to EUR 0.7 billion in the first half of 2005, as opposed to a tax refund of around EUR 0.5 billion in the first half of 2004, and increased levels of investment in the United States.

Net debt fell from EUR 47.1 billion in the first half of 2004 to EUR 44.5 billion at the end of the first half of 2005, but increased by EUR 5.0 billion compared with December 31, 2004. Of this increase, EUR 3.1 billion relates to the first quarter of 2005 and EUR 1.9 billion to the second. The development in the first quarter of 2005 is primarily attributable to payments made for the acquisition of network infrastructure and frequency spectrum in the United States. In the second quarter, dividend payments for the 2004 financial year totaling around EUR 2.7 billion were the main contributors to a further increase.

Deutsche Telekom confirms its expectations for the current year and continues to forecast an adjusted EBITDA of between EUR 20.7 billion and EUR 21.0 billion. The Deutsche Telekom Group expects investments in property, plant, and equipment, and intangible assets to amount to EUR 7.5 billion to EUR 8.0 billion (before the additional cash outflows already announced) and free cash flow at a similar level.

Including these cash outflows, Deutsche Telekom does not expect the ratio of net debt to adjusted EBITDA to change significantly for the full year. Future dividends will be determined by the development of the profit generated by Deutsche Telekom’s activities.

This release contains forward-looking statements that reflect the current views of the Deutsche Telekom management with respect to future events. Forward-looking statements are based on current plans, estimates and projections, and therefore too much reliance should not be placed on them. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Form 20-F submitted to the U.S. Securities and Exchange Commission. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account. In addition to the figures shown in accordance with IFRS, Deutsche Telekom also shows so-called pro forma figures, e.g., EBITDA, adjusted EBITDA, net debt, and free cash flow. These pro forma financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFS. For a definition of these pro forma figures, please refer to the explanations under “Reconciliation to pro forma figures” on Deutsche Telekom’s Investor Relations website at www.deutschetelekom.com.

This release contains financial information that has been prepared in accordance with International Financial Reporting Standards, or “IFRS,” and on the basis of the new strategic business areas. The IFRS financial information contained in this report was prepared on the basis of the assumption that, with the exceptions of IAS 39 “Financial Instruments: Recognition and Measurement” and IFRIC 3 “Emission Rights,” all existing standards and interpretations that have been issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) will be fully endorsed by the EU. The accounting policy for financial instruments takes into account the proposed EU revisions to IAS 39 and complies with the amended IAS 39. IFRIC 3 is not relevant for Deutsche Telekom. Subject to EU endorsement of outstanding standards and no further changes from the IASB, the information presented here is expected to form the basis for reporting Deutsche Telekom’s financial results for 2005, and for subsequent reporting periods. However, Deutsche Telekom cannot assure you that there will not be material changes in IFRS between the date of this Interim Report and the first date on which Deutsche Telekom is required to publish financial statements for 2005, 2004 or 2003 under IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff

Name:

Guido Kerkhoff

	Title:	Senior Executive Vice President
Chief Accounting Officer

Date: August 15, 2005